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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*
                                   ---------

                           INOTEK Technologies Corp.
           --------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
           --------------------------------------------------------
                        (Title of Class of Securities)

                                     45764T
           --------------------------------------------------------
                                 (CUSIP Number)

           David L. White, 4205 Lakeside Drive, Dallas, Texas 75219
                                  214-528-2423
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 17, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or
Section 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of  4  Pages
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                                 SCHEDULE 13D
----------------                                        -----------------
CUSIP NO. 45764T                                        PAGE 2 OF 4 PAGES
----------------                                        -----------------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

David L. White
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)        / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                             1,510,025
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                   -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                             1,510,025
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                   -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,510,025
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     32.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 45764T                                              PAGE 3 OF 4

ITEM 1. SECURITY AND ISSUER

        This Schedule 13D (this "Filing") relates to the Common Stock, $0.01 par value ("INOTEK Common Stock"), and voting and other contractual rights relating thereto, of INOTEK Technologies Corp., a Delaware corporation (the "Company"), which has its principal executive offices located at 11212 Indian Trail, Dallas, Texas 75229. The purpose of this Filing is to reflect the beneficial ownership of INOTEK Common Stock by David L. White.

ITEM 2. IDENTITY AND BACKGROUND

        (a)  David L. White ("Mr. White")
        (b)  4205 Lakeside Drive, Dallas, Texas 75219
        (c)  Mr. White is currently a director of the Company.
        (d) Mr. White has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (e) Mr. White has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        (f)  Mr. White is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        As of August 17, 1999, Mr. White exercised a warrant to purchase 250,000 shares of INOTEK Common Stock at a price of $0.28 per share. This warrant was granted February 11, 1991, and could be exercised at any time during the ten year period commencing on that date.

        As of August 23, 1999, Treble Investments, a partnership formed by Mr. White and Neal M. Young ("Mr. Young"), was dissolved. At the time of dissolution, Treble Investments owned 2,140,950 shares of INOTEK Common Stock. Upon the dissolution, Mr. White and Mr. Young each received 50% of the shares owned by Treble Investments.

ITEM 4. PURPOSE OF TRANSACTION

        The person signing this Filing does not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future. The person signing this Filing has purchased the shares of INOTEK Common Stock reported herein solely for the purpose of investment and retains the absolute right to vote his shares of INOTEK Common Stock as he individually determines. The person signing this Filing may make additional purchases of INOTEK Common Stock either in the open market or in private transactions depending on the Company's business, prospects and financial condition, the market for INOTEK Common Stock, general economic conditions, money and stock market conditions and other future developments.

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CUSIP NO. 45764T                                              PAGE 4 OF 4

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) Mr. White is deemed to beneficially own 1,510,025 shares of INOTEK Common Stock. Of those shares deemed to be beneficially owned by Mr. White, 1,070,475 shares were received upon the dissolution of Treble Investments, 250,000 shares were received upon the exercise of a warrant, and all other shares were purchased in the open market.

        The percentage calculations are based upon 4,604,088 shares of INOTEK Common Stock outstanding on August 27, 1999, as reported in the Company's most recent Annual Report on Form 10-K, filed August 27, 1999.

        (b) Mr. White may be deemed to have sole voting and dispositive power over 1,510,025 shares of INOTEK Common Stock.

        (c) See Item 3 above.

        (d) None.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.



        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


September 15, 1999                     /s/ David L. White
                                       ----------------------------------------
                                       David L. White